SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-52161

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR

For Period Ended: July 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________

PART I
REGISTRANT INFORMATION

Jammin Java Corp.

Full Name of Registrant

 Former Name if Applicable

8200 Wilshire Boulevard, Suite 200

 Address of Principal Executive Office (Street and Number)

Beverly Hills, CA 90211

 City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

On September 6, 2011, Jammin Java Corp. (the “Company”) terminated its engagement of KBL, LLP as its independent registered public accounting firm.  On September 7, 2011, the Company engaged Squar, Milner, Peterson, Miranda & Williamson, LLP (“Squar Milner”) to serve as its independent registered public accounting firm effective for the Company’s quarter ended July 31, 2011 (see the Company's Form 8-K/A, filed September 9, 2011).  Management is in the process of completing work on the Company’s unaudited July 31, 2011 financial statements and accompanying notes, which must then undergo a pre-filing SAS No. 100 review by Squar Milner.  Therefore, the Company is unable to submit its July 31, 2011 Form 10-Q prior to the regulatory deadline without unreasonable effort or expense. The Company anticipates filing its July 31, 2011 Form 10-Q by the extended due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Anh Tran	(323) 556-0746
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes  ☒ No

 Jammin Java Corp.

 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 14, 2011	By:	/s/Anh Tran
President, Secretary and Treasurer

Exhibit 99 Letter from Squar, Milner, Peterson, Miranda & Williamson, LLP dated September 14, 2011.